EXHIBIT 1
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             FOR IMMEDIATE RELEASE - CALGARY, ALBERTA APRIL 19, 2004
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             BAYTEX ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTIONS AT
                                 $0.15 PER UNIT


Baytex Energy Trust (TSX-BTE.UN) announces that a cash distribution of $0.15 per unit in respect of April operations will be paid on May 17, 2004 for unitholders of record on April 30, 2004. The ex-distribution date is April 28, 2004.

This level of distribution is consistent with Baytex's policy of distributing between 60% and 70% of cash flow from operations. The remaining cash flow is used for the funding of capital programs to sustain future production and distributions.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

FORWARD LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION, PLEASE CONTACT:

BAYTEX ENERGY TRUST
Ray Chan, President & C.E.O.                         Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.          Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca